Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Neptune Wellness Solutions Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT an annual meeting of shareholders (the “Meeting”) of the Corporation will be conducted online only through a live audio webcast at https://webcast.fmav.ca/nept-agm2020/ on Wednesday August 12, 2020 at 10:30 a.m. (eastern time), for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the financial year ended March 31, 2020 and the auditor’s report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditor for the ensuing year and to authorize the directors of the Corporation to fix its remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED in Laval, Québec, ON July 15, 2020

By Order of the Board of Directors

/s/ John Moretz

John Moretz

Chairman of the Board

As a result of the Covid-19 pandemic, the Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast at https://webcast.fmav.ca/nept-agm2020/. Shareholders will not be able to attend the meeting in person. All persons registered as shareholders on the records of the Corporation on July 8, 2020 (the “Record Date”) and duly appointed proxyholders are entitled to receive notice of the Meeting and attend, participate and vote at the Meeting online.

EVEN IF YOU PLAN TO PARTICIPATE IN THE MEETING ONLINE, PLEASE SUBMIT YOUR PROXY BY INTERNET, PHONE OR MAIL AS SOON AS POSSIBLE. If you later choose to revoke your proxy or change your vote, you may do so by following the procedures described in the accompanying management information circular of the Corporation dated July 15, 2020 (the “Circular”).

Persons who are shareholders of the Corporation but who are not registered on the records of the Corporation (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to attend, vote and ask questions at the Meeting online or any adjournment thereof.

No person who becomes a shareholder of record after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

A shareholder who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your common shares, including if you are a shareholder who is not registered on the records of the Corporation and wish to appoint yourself as a proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate and vote at the Meeting. Without a Username, proxyholder will not be able to vote at the Meeting. To register a proxyholder, shareholders MUST visit   http://www.computershare.com/Neptune and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.  The Username will be required for proxyholders to attend and vote at the Meeting which will be held through a live audio webcast at https://webcast.fmav.ca/nept-agm2020/.

Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, no later than 10:30 a.m. (eastern time) on August 10, 2020, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Circular.

As a shareholder of the Corporation, it is very important that you read the accompanying Circular and other Meeting materials carefully. The Circular and the other Meeting materials contain important information with respect to voting your common shares and attending and participating at the online Meeting.

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